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                                May 24, 2021

       Everett M. Dickson
       Chief Executive Officer
       Aureus, Inc.
       One Glenlake Parkway #650
       Atlanta, GA 30328

                                                        Re: Aureus, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed May 4, 2021
                                                            File No. 024-11517

       Dear Mr. Dickson:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       General

   1. We note your Offering Statement on Form 1-A for a Tier 1 offering was qualified on
                                                        August 7, 2019. Please
advise whether Aureus has filed an exit report on Form 1-Z in relation to its Tier 1
offering pursuant to Rule 257(a). If this exit report has not been filed, please tell us why you
believe Aureus is eligible to file the Offering Statement on Form
                                                        1-A for a Tier 2
offering in light of the requirements of Rule 251(b)(7).

                                                        In addition, we note
you have filed this Offering Statement on Form 1-A while there are outstanding comments
related to our review of your Registration Statement on
                                                        Form 10 filed on April
6, 2021. Please confirm your understanding that these outstanding comments will be
resolved and, to the extent that our comments apply to disclosure in the
                                                        Offering Circular filed
as Part II of your Form 1-A, please make corresponding revisions.
 Everett M. Dickson
Aureus, Inc.
May 24, 2021
Page 2


Risk Factors   General Business Risks
The indemnification provisions in our Articles of Incorporation and bylaws..., page 13

2. We note that your bylaws and contractual obligations may require you to to indemnify your officers, directors, and employees. In light of your option to follow the Form S-1 format for Part II of Form 1-A, please revise your indemnification disclosure as appropriate to comply with the requirements of Item 12A of Form S-1 and Item 510 of
         Regulation S-K.
Use of Proceeds, page 18

3. You disclose that you will use a portion of the proceeds to pay bank loans. Please address the need to show the pro forma impact of your intention to repay indebtedness. Refer to
         Rule 11-01(a)(8) of Regulation S-X.
Business, page 29

4. We note that you have signed a non-binding letter of intent, dated March 26, 2021, to
         acquire Nelson   s Ice Cream. Please enhance your disclosure to
provide additional
         information regarding the nature and terms of the letter of intent, including the purchase price. In addition, please tell us what consideration you gave to providing the financial
         statements of Nelson   s Ice Cream pursuant to Rule 8-04 of Regulation
S-X.
       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Jeff Gordon at 202-551-3866 or Kevin Stertzel at 202-551-3723 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameEverett M. Dickson                           Sincerely,
Comapany NameAureus, Inc.
May 24, 2021 Page 2                                            Division of
Corporation Finance
FirstName LastName                                             Office of
Manufacturing